Joseph M. Rigby Chairman of the Board President Chief Executive Officer	701 Ninth Street, NW Washington, DC 20068 202-872-2219

May 4, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549-0404

Attention:	Andrew D. Mew

	Re:	Pepco Holdings, Inc., Potomac Electric Power Company, Delmarva Power & Light Company and Atlantic City Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File Nos. 001-31403, 001-01072, 001-01405 and 001-03559

Dear Mr. Mew:

This letter is submitted by Pepco Holdings, Inc. (PHI or the Company) and each of the other registrants listed above (each, a Registrant) in response to the Staff’s comment letter, dated April 25, 2012, relating to the above-referenced Forms 10-K filed pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act), by each of the Registrants.  For convenience of reference, the Staff’s comments are restated below in italics, followed by the Company’s response on behalf of it and each of the other Registrants, as well as disclosures included in certain of the Registrants’ quarterly reports on Form 10-Q for the quarter ended March 31, 2012.

Pepco Holdings, Inc.

Notes to Consolidated Financial Statements, page 137

(17) Commitments and Contingencies, page 203

General Litigation, page 203

1.   We note the disclosure in your filing related to the asbestos matters in Maryland and New Jersey. Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote.  Your disclosure appears to imply that you have determined that a loss contingency exists for each of your current matters but that you have not made such an assessment as to where the loss falls within the range of likelihood.  Please make the required assessment for each of your current loss contingencies, describe to us the basis for your conclusion and provide us with your proposed revised disclosures related to each current loss contingency.

Regarding the Maryland asbestos matter of Potomac Electric Power Company (Pepco) disclosed on page 203 of the Form 10-K for the fiscal year ended December 31, 2011, the Company performed a timely assessment of the loss contingency and concluded that the loss contingency was reasonably possible, and provided a disclosure that the Company believed was consistent with that assessment and met the disclosure requirements set forth in ASC 450-20-50.  The emphasis of this disclosure was to inform the reader of the contingency and the possible range of loss associated with the contingency in advance of the recording of any material accrual related to this matter, if any at all.   On March 1, 2012, this matter was resolved favorably for Pepco with the parties to the consolidated proceedings (each represented by the same law firm) filing a stipulation of dismissal, by which all of the remaining plaintiffs voluntarily dismissed Pepco as a defendant, eliminating any reasonably possible liability Pepco may have had with respect to these proceedings.

Regarding the New Jersey asbestos matter of Atlantic City Electric Company (ACE) disclosed on page 203 of the Form 10-K for the fiscal year ended December 31, 2011, the Company performed a timely assessment of the loss contingency and concluded that the loss contingency was reasonably possible, and provided a disclosure that the Company believed was consistent with that assessment and met the disclosure requirements set forth in ASC 450-20-50.  The basis for this conclusion is set forth in the disclosure, where it is stated that “New Jersey courts have recognized a cause of action against a premise owner in a so-called ‘take home’ case if it can be shown that the harm was foreseeable.”  In addition, the Company’s disclosure indicates that the loss contingency was reasonably possible because the range of loss associated with this matter is referred to as a range of “reasonably possible loss.”

In response to this comment, PHI’s, Pepco’s and ACE’s Form 10-Q disclosures for the quarter ended March 31, 2012 regarding these asbestos matters were as follows:

General Litigation

In 1993, Pepco was served with Amended Complaints filed in the state Circuit Courts of Prince George’s County, Baltimore City and Baltimore County, Maryland in separate ongoing, consolidated proceedings known as “In re: Personal Injury Asbestos Case.” Pepco and other corporate entities were brought into these cases on a theory of premises liability. Under this theory, the plaintiffs argued that Pepco was negligent in not providing a safe work environment for employees or its contractors, who allegedly were exposed to asbestos while working on Pepco’s property. Initially, a total of approximately 448 individual plaintiffs added Pepco to their complaints. While the pleadings were not entirely clear, it appeared that each plaintiff sought $2 million in compensatory damages and $4 million in punitive damages from each defendant. In the intervening years, most of the cases were voluntarily dismissed by the plaintiffs prior to their respective trial dates. At the beginning of the first quarter 2012, there were approximately 90 cases pending against Pepco in the Maryland State Courts (excluding those tendered to Mirant Corporation (Mirant) for defense and indemnification in connection with the sale by Pepco of its generation assets to Mirant in 2000), with an aggregate amount of monetary damages sought of approximately $360 million. On March 1, 2012, the parties to these consolidated proceedings (each represented by the same law firm) filed a stipulation of dismissal, by which the plaintiffs voluntarily dismissed Pepco as a defendant, eliminating any reasonably possible liability Pepco may have had with respect to these proceedings.

In September 2011, an asbestos complaint was filed in the New Jersey Superior Court, Law Division, against ACE (among other defendants) asserting claims under New Jersey’s Wrongful Death and Survival statutes. The complaint, filed by the estate of a decedent who was the wife of a former employee of ACE, alleges that the decedent’s mesothelioma was caused by exposure to asbestos brought home by her husband on his work clothes. Unlike the other jurisdictions to which PHI subsidiaries are subject, New Jersey courts have recognized a cause of action against a premise owner in a so-called “take home” case if it can be shown that the harm was foreseeable. In this case, the complaint seeks recovery of an unspecified amount of damages for, among other things, the decedent’s past medical expenses, loss of earnings, and pain and suffering between the time of injury and death, and asserts a punitive damage claim. At this time, ACE has concluded that a loss is reasonably possible with respect to this matter, but ACE was unable to estimate an amount or range of reasonably possible loss because (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, and (iii) the matter involves facts that ACE believes are distinguishable from the facts of the “take home” cause of action recognized by the New Jersey courts.

Atlantic City Electric Company

Notes to Consolidated Financial Statements, page 297

(2) Significant Accounting Policies, page 297

ACE Standard Offer Capacity Agreements, 300

2.   We note your disclosure of the 15 year term Standard Offer Capacity Agreements entered into by ACE, each with a different generation company.  Please tell us the specific terms and related accounting for these agreements including your determination that the agreements represent a variable interest entity.  Additionally, please tell us whether you are the primary beneficiary that would require you to consolidate the VIE.  If you conclude that you are not the primary beneficiary, please explain and disclose in more detail how you came to your conclusion, including the specific accounting guidance relied upon.

On April 28, 2011, by order of the New Jersey Board of Public Utilities (NJBPU), ACE and the three other electric distribution companies (EDCs) in New Jersey entered into separate Standard Offer Capacity Agreements (SOCAs) with three unrelated electric generation companies (EGCs).  Each of the EGCs proposes to construct and operate a qualified electric generation facility in New Jersey.  The aggregate estimated capacity from the three proposed facilities would be 1,949 megawatts.

ACE concluded that each SOCA would meet the definition of a derivative based on the guidance in ASC 815, “Derivatives and Hedging,” upon each facility qualifying as a capacity resource through the PJM Interconnection, LLC (PJM) annual capacity auction.  Each facility is required to submit its capacity into the PJM auction. If the facilities are unable to qualify as capacity resources with PJM, then no payments are required between the respective parties.  The SOCAs are financial instruments with payment amounts determined by the difference between the fixed price in the SOCA and the annual auction clearing price for capacity in the PJM market multiplied by the amount of qualified capacity and ACE’s proportion of load in New Jersey relative to the other EDCs (currently estimated to be 15%).  ACE will not be making an initial net investment in the SOCAs.  The SOCAs explicitly require net settlement as ACE is not entitled or obligated to take title to or delivery of capacity from the facilities.

ACE would record a regulatory asset (regulatory liability) as an offset to the fair value of the derivative liability (asset) because it is probable that ACE would recover the costs associated with the SOCAs from its customers (or share the revenues from the SOCAs with its customers) based on the guidance in ASC 980, “Regulated Operations.”  The implementing legislation for the SOCAs required the NJBPU to order the full recovery of costs incurred by the EDCs resulting from the SOCAs.  On March 29, 2011, the NJBPU issued Order Docket No. EO11010026 that authorized recovery of all direct costs incurred through a SOCA Rate Recovery Mechanism or distribution base rate proceeding.

Based on the guidance in ASC 810, “Consolidation,” ACE concluded that the EGCs were variable interest entities because the SOCA payments could provide subordinated financial support to the EGCs.  ACE has a variable interest in each of the EGCs because the SOCA payments absorb some of the EGCs’ sales and price risk associated with the capacity revenues of the related facilities.

ACE concluded that it was not the primary beneficiary of the EGCs, and that ACE would not have to consolidate the EGCs because ACE would not direct the economically significant activities of the EGCs nor would it absorb a significant amount of potential losses or benefits relative to other variable interest holders in the EGCs.  The investors in the EGCs have the power to direct the primary development, construction, and operating activities of the facilities, and the investors would absorb the majority of the losses or benefits associated with these activities.

Commencing with the quarter ended March 31, 2011, both PHI and ACE have disclosed information about the SOCAs in the notes to their financial statements on a quarterly basis as part of Note 2, “Significant Accounting Policies – Consolidation of Variable Interest Entities.” The disclosures included the terms of the SOCAs, the latest status of the SOCAs, and the related accounting for the SOCAs.

In response to this comment, PHI’s and ACE’s Form 10-Q disclosures for the quarter ended March 31, 2012 include the following conclusion about the applicability of the guidance on the consolidation of variable interest entities to the SOCAs:

[PHI, ACE] has concluded that consolidation is not required for the SOCAs under the FASB guidance on the consolidation of variable interest entities.

In connection with the responses to these comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *       *        *

If you have any questions regarding this response, please do not hesitate to call me at (202) 872-2219, Ronald K. Clark, Vice President and Controller, at (202) 872-2249, or Jane K. Storero, Vice President – Corporate Governance and Secretary, at (202) 872-3487.

Sincerely,

/s/ JOSEPH M. RIGBY
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer

cc:          Jason Niethamer
Scott Stringer
Frederick J. Boyle
Ronald K. Clark
Jane K. Storero
D. Michael Lefever
D. Michael Eberhardt